------------------------------
                                                       OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:   3235-0145
                   UNITED STATES                  Expires: August 31, 1999
        SECURITIES AND EXCHANGE COMMISSION        Estimated average burden
              Washington, D.C. 20549              hours per form .......14.90
                                                  ------------------------------


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)


                           Orion Acquisition Corp. II
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                           (Title Class of Securities)


                                   685924 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                              MDB Capital Group LLC
                             100 Wilshire Boulevard
                                   17th Floor
                         Santa Monica, California 90401
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               June 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 2 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   MDB Capital Group LLC
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   WC - Working Capital
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   State of California
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          5,375
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            5,375
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   5,375
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0.5%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   BD
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 3 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Anthony DiGiandomenico
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           75,555
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         5,375(1)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            75,555
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          5,375(1)
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   80,930
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.3%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 4 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   James D. Bowyer
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           28,200(1)
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         5,375(2)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            28,200 (1)
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          5,375(2)
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   33,575
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.0%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Includes 23,200 shares held in the James D. Bowyer Pension Plan of which Reporting Person is the sole trustee.

(2) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 5 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Christopher A. Marlett
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          216,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                         5,375(1)
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                           216,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                          5,375(1)
------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   221,375
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   20.1%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Held in trading account of MDB Capital Group LLC of which Reporting Person is a member and an operating officer.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 6 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Dyana Williams Marlett
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           68,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            68,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   68,000
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   6.2%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 7 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   Leonard Rothstein
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                           40,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                            40,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   40,000
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   3.6%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
----------------------                               ---------------------------
CUSIP No. 685924102                                  Page 8 of 14 Pages
----------------------                               ---------------------------

------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

                   William C. Fioretti
------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |X|
                                                                   (b) |_|
------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

                   PF - Personal Funds
------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States Citizen
------------------------------------------------------------------------------
                            7        SOLE VOTING POWER

                                          105,000
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                           105,000
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER


------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  105,000
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   9.5%
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

                   IN
------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item I. Securities and Issuer

     The class of equity securities to which this statement relates is the Common Stock, $.01 par value, of Orion Acquisition Corp. II ("Company"), a Delaware corporation, whose principal executive offices are located at 100 Wilshire Boulevard, 17th Floor, Santa Monica, California 90401.

Item II. Identity and Background

     This statement is filed on behalf of MDB Capital Group LLC ("MDB"), Christopher A. Marlett ("C. Marlett"), James D. Bowyer ("J. Bowyer"), Anthony DiGiandomenico ("DiGiandomenico"), Dyana Williams Marlett ("D. Marlett"), Leonard Rothstein ("Rothstein") and William C. Fioretti ("Fioretti"). MDB, C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti are collectively referred to as the "Reporting Persons."

     MDB's business address is 401 Wilshire Boulevard, Suite 1020, Santa Monica, California 90402. MDB is a registered broker-dealer and investment firm. C. Marlett, J. Bowyer and DiGiandomenico are the members of the limited liability company, MDB. D. Marlett is the Chief Operating Officer of MDB. Each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett and Rothstein is a full-time employee of MDB and each of their business addresses is the same as that of MDB.
C. Marlett and D. Marlett are husband and wife.

     The business address of Fioretti is 6333 North Highway 161, Suite 350, Irving, Texas 75038. Fioretti is the President of Agritech, Inc., a firm in the bio-agricultural business.

     MDB is a limited liability company organized and existing under the laws of the State of California. Each of the Reporting Persons who is an individual is a citizen of the United States.

     C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett and Fioretti are officers and/or directors of the Company. These persons took these positions as a result of stockholder and board action on April 30, 1999. Their positions with the Company are not as full-time employees.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

                               Page 9 of 14 Pages

Item 3. Source and Amount of Funds or Other Consideration

     MDB used corporate working capital funds to acquire the Common Stock reported upon in this Schedule 13D as owned by it. C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti used personal funds to acquire the Common Stock reported upon in this Schedule 13D as owned by them. Each of these persons, if they make future purchases of the Common Stock, will use their corporate or personal funds, as the case may be. None of the Reporting Persons has borrowed and does not contemplate borrowing any funds to acquire Common Stock.

Item 4. Purpose of Transactions

     The Common Stock held by MDB was acquired in its trading account. The acquisitions and dispositions being reported upon in this amendment occurred in the MDB trading account and were made in the course of trading activities and market making activities as a registered broker-dealer. The Common Stock acquired by each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti was acquired as an investment and is being held as an investment.

     The Reporting Persons may undertake one or more of the actions set forth below.

     (a) Each of the Reporting Persons may acquire or dispose of additional securities from time to time in the market or in private transactions. None of these persons has any agreements to acquire or dispose of any Common Stock at this time, except as to MDB discussed below.

     MDB intends to acquire and dispose of Common Stock on a regular basis to the extent permitted by law. MDB expects that its holdings of Common Stock in its trading account will fluctuate over time. MDB may assign shares of Common Stock in its trading account to its investment account or allocate or sell shares of Common Stock to C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein or Fioretti or to other persons in the future. Each of C. Marlett, J. Bowyer, DiGiandomenico, D. Marlett, Rothstein and Fioretti may sell shares of Common Stock from time to time, as permitted by law.

     (b) The Company was formed for the specific purpose of identifying an operating business for acquisition and completing a merger or other business combination with it. Each of the Reporting Persons intends to cause the Company to continue this business objective. The Reporting Persons have not identified at this time any business for acquisition and have no agreements or arrangements for a merger or other business combination.

     (c) The Reporting Persons do not intend to cause any additional change in the current board of directors or management of the Company or change the number or term of the current directors. There are no vacancies on the current board of directors of the Company.

     (d) The Reporting Persons intend to cause a change in the capital structure of the Company. The change may be effected by the elimination of some or all of the outstanding classes of equity securities and/or by modification of outstanding equity securities and the terms of outstanding options and warrants.

                               Page 10 of 14 Pages

These changes may be effected through negotiation and/or shareholder or security holder action.

     (e) The Reporting Persons currently do not intend to make material changes in the corporate structure, charter, bylaws, or corresponding instruments other than as described above or take other actions which may impede the acquisition of control of the Company by any person. Notwithstanding the foregoing, circumstances may arise where it is advisable to make such changes. It is expected that in connection with a merger or business combination there will be changes to the constituent corporate documents of the Company and introduction of various anti-takeover provisions.

     (f) The Reporting Persons do not intend to cause any class of securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or to cause a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 except with the consent of the holders of the class.

Item 5. Interest in Securities of the Issuer

     MDB is the owner of 5,375 shares of Common Stock. All of the shares are held in the trading account of MDB. MDB beneficially owns 0.5% of the outstanding shares of Common Stock. This amount reflects the difference between the aggregate acquisitions and dispositions of the Common Stock by MDB in its trading account during the last 60 days.

     DiGiandomenico owns 72,555 shares of Common Stock. DiGiandomenico is the trustee of American Mgmt. Pension Trust which owns 3,000 shares of Common Stock. DiGiandomenico has sole voting and dispositive power over these 75,555 shares. DiGiandomenico has shared voting and dispositive power over the 5,375 shares of Common Stock owned by MDB because he is a member of MDB and one of three operating persons of MDB. DiGiandomenico is deemed to beneficially own 80,930 shares of Common Stock. DiGiandomenico beneficially owns 7.3% of the outstanding shares of Common Stock.

     J. Bowyer owns 5,000 shares of Common Stock directly and 23,200 shares of Common Stock indirectly in the James D. Bowyer Pension Plan of which he is the sole trustee. J. Bowyer has sole voting and dispositive power over 28,200 shares of Common Stock. J. Bowyer has shared voting and dispositive power over the 5,375 shares of Common Stock owned by MDB because he is a member of MDB and one of the three operating persons of MDB. J. Bowyer is deemed to beneficially own 33,575 shares of Common Stock currently representing 3.0% of the outstanding shares of Common Stock. The above amounts do not include 3,000 shares of Common Stock issuable upon exercise of Class A Warrants issued by the Company which are not exercisable within 60 days.

     C. Marlett owns 216,000 shares in the self-directed Christopher A. Marlett Living Trust. C. Marlett has sole voting and dispositive power over 216,000 shares of Common Stock. C. Marlett has shared voting and dispositive power over the 5,375 shares of Common Stock owned by MDB because he is a member of MDB and

                               Page 11 of 14 Pages
one of the three operating persons of MDB. C. Marlett is deemed to beneficially own 221,375 shares of Common Stock. C. Marlett beneficially owns 20.1% of the outstanding shares of Common Stock. C. Marlett disclaims beneficial ownership of shares of Common Stock owned by D. Marlett, and those shares are not included in the above amounts.

     D. Marlett owns 65,000 shares of Common Stock directly and is the custodian for three minors each of which owns 1,000 shares of Common Stock. D. Marlett has sole voting and dispositive power of the 68,000 shares of Common Stock which represents 6.2% of the outstanding shares of Common Stock. D Marlett disclaims beneficial ownership of the shares of Common Stock owned by C. Marlett, and those shares are not included in the above amounts.

     Rothstein owns 40,000 shares of Common Stock directly. Rothstein has sole voting and dispositive power of the 40,000 shares of Common Stock which currently represents 3.6% of the outstanding shares of Common Stock.

     Fioretti owns 105,000 shares of Common Stock directly. Fioretti has sole and dispositive power of the 105,000 shares of Common Stock which currently represents 9.5% of the outstanding shares of Common Stock.

     Together the Reporting Persons have the right to vote and to dispose of an aggregate of 538,130 shares of Common Stock currently representing 48.8% of the outstanding shares of Common Stock.

     The following is the report of purchases made during the 60 days preceding June 15, 2000, by each of the Reporting Persons, including the date of the transaction, number of shares of Common Stock acquired, and price per share. All purchases were effected on the OTC Bulletin Board as open market purchases.

                    Date of        Number of
Reporting Person    Transaction     Shares      Acquired / Sold      Price
----------------    -----------     ------      ---------------      -----
J. Bowyer             5/5/00        28,200            S               N/A

DiGiandomenico        4/1/00         1,000            P               1.4375

                      4/26/00        1,500            P               1.375

                      4/27/00        2,500            P               1.4373

                      5/9/00         2,000            P               1.4373

                      6/15/00       14,300            P               1.40

C. Marlett            6/15/00       90,000            P               1.40

Rothstein             6/15/00       20,000            P               1.40

Fioretti              6/15/00       35,000            P               1.40


                               Page 12 of 14 Pages

Item 6. Contracts, Agreements, Understandings or Relationship with Respect to Securities of Issuer

     There are no agreements, contracts or arrangements among the Reporting Persons with respec+t to the Common Stock except as disclosed in this Schedule 13D. MDB is a limited liability company of which C. Marlett, J. Bowyer and DiGiandomenico are the sole members and the three operating persons.

Item 7. Materials to be Filed as Exhibits

       (10.1)* Fifth Amended Joint Filing Agreement dated as of August 20,
               1999 among MDB Capital Group LLC, Christopher A. Marlett, James
               D. Bowyer, Anthony DiGiandomenico, Dyana Williams Marlett, Leonard Rothstein and William C. Fioretti.




------------------

*   Previously filed.

                               Page 13 of 14 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000

                              MDB Capital Group LLC

                                /s/ Christopher A. Marlett
                              ------------------------------------------------
                              By: Christopher A. Marlett, Authorized Signatory


                               /s/ Christopher A. Marlett
                              -----------------------------
                              Christopher A. Marlett

                              /s/ James D. Bowyer
                              ----------------------------
                              James D. Bowyer

                             /s/ Anthony DiGiandomenico
                             -----------------------------
                             Anthony DiGiandomenico

                            /s/ Dyana Williams Marlett
                            ------------------------------
                            Dyana Williams Marlett

                            /s/ Leonard Rothstein
                            ------------------------------
                            Leonard Rothstein

                            /s/ William C. Fioretti
                            ------------------------------
                            William C. Fioretti


                               Page 14 of 14 Pages